UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended October 30, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                to

Commission file number   1-2402

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hormel Foods Corporation Joint Earnings Profit Sharing Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation

1 Hormel Place

Austin, MN   55912

507-437-5611

Hormel Foods Corporation

Joint Earnings Profit Sharing Plan

Financial Statements and Schedule

Years Ended October 30, 2004, and October 25, 2003

Contents

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Hormel Foods Corporation

Joint Earnings Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Hormel Foods Corporation Joint Earnings Profit Sharing Plan as of October 30, 2004, and October 25, 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 30, 2004, and October 25, 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of October 30, 2004, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

April 8, 2005

Hormel Foods Corporation

Joint Earnings Profit Sharing Plan

Statements of Net Assets Available for Benefits

	October 30, 2004	October 25, 2003
Assets
Cash and cash equivalents	$2	$327,455
Investments	215,797,843	191,957,690
Contributions receivable from Hormel Foods Corporation	9,715,100	8,886,711
Net assets available for benefits	$225,512,945	$201,171,856

See accompanying notes.

Hormel Foods Corporation

Joint Earnings Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended
	October 30, 2004	October 25, 2003
Additions:
Contributions from Hormel Foods Corporation	$9,725,227	$8,920,634
Contributions from participants	183,070	98,934
Interest and dividend income	2,543,966	2,787,592
Assets transferred to Plan	—	327,411
	12,452,263	12,134,571

Deductions:
Distributions	12,969,586	9,585,800
Administrative expenses	167,266	160,336
	13,136,852	9,746,136

Net realized and unrealized appreciation in fair value of investments	25,025,678	3,820,812
Net additions	24,341,089	6,209,247
Net assets available for benefits at beginning of year	201,171,856	194,962,609
Net assets available for benefits at end of year	$225,512,945	$201,171,856

See accompanying notes.

Hormel Foods Corporation

Joint Earnings Profit Sharing Plan

Notes to Financial Statements
October 30, 2004

1. Significant Accounting Policies

The accounting records of the Hormel Foods Corporation Joint Earnings Profit Sharing Plan (the Plan) are maintained on the accrual basis.

Marketable securities are stated at fair value. Mutual funds are valued based on quoted market prices. For pooled separate accounts, fair value represents the net asset value of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The fair value of units in insurance company general accounts is reported at contract value. The Plan’s insurance company general account contract is fully benefit-responsive. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value.

All costs and expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain professional fees are paid by the Plan.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering employees of Hormel Foods Corporation and certain eligible subsidiaries. The amount contributed by Hormel Foods Corporation (the Company) each year is discretionary, authorized by the Board of Directors. The amount available to all participants is allocated in proportion of individual recognized compensation for the plan year to the recognized compensation for the plan year for all such eligible participants. The Plan contains a diversified selection of funds intended to satisfy Section 404(c) of the Internal Revenue Code (the Code). Certain restrictions exist, as defined in the plan document, for investing of funds in other contribution accounts.

Plan participants may elect to make after-tax contributions to the Thrift account in amounts not to exceed statutory limits.

Employees may also direct the Company to contribute their annual joint earnings allocation, or a portion thereof, to a Founders’ Fund investment fund within the Plan. The Company contributes a 50% additional contribution not to exceed $200 per year (discretionary limit) for Founders’ Fund contributions.

Employee and employer contributions are always 100% vested in the participants’ plan account.

The Company has the right under the plan agreement to terminate the Plan. In the event of termination of the Plan, the assets of the Plan shall be distributed to the participants.

Effective at the end of fiscal year 2003, the employer pension accounts maintained under West Central Turkey Inc.’s 401(k) Plan were merged into the Plan.

Effective December 31, 2002, and August 1, 2003, eligible employees under Diamond Crystal Brands and Century Foods Inc., respectively, became covered under the Plan.

Effective April 27, 2003, JOTS International, Inc. and JOTS LLC were added as participating employees in the Plan. Employees of Jennie-O Turkey Store were transferred to these subsidiaries.

3. Investments

Interest rates paid by the investment contracts are determined at the time of purchase. The crediting interest rate on the Fixed Income Fund was 4.5% and 5.0% as of October 30, 2004, and October 25, 2003, respectively. The average yield on the Plan’s investment contract for the years ended October 30, 2004, and October 25, 2003, was 4.5% and 5.0%, respectively. Fair value of the investment contract was estimated to be approximately 97.0% of contract value as of both October 30, 2004, and October 25, 2003. Fair value was estimated based upon discounting future cash flows under the contracts at current interest rates for similar investments with comparable terms.

During the years ended October 30, 2004, and October 25, 2003, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated in fair value by $25,025,678 and $3,820,812, respectively, as follows:

	2004	2003
Net appreciation (depreciation) in fair value during the year:
Nonpooled separate account	$17,359,908	$(3,684,894)
Mutual funds	1,218,469	1,063,643
Pooled separate accounts	6,447,301	6,442,063
	$25,025,678	$3,820,812

The Plan, at the discretion of the participants, is authorized to invest up to 100% of the fair value of its net assets available for benefits in the common stock of the Company. Such investment totaled approximately 41% of total investments at October 30, 2004, and 42% of total investments at October 25, 2003.

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	October 30, 2004	October 25, 2003
Nonpooled separate account:
Hormel Foods Corporation common stock	$91,809,485	$84,617,418
IBT Money Market Fund	1,156,880	1,014,574
Total nonpooled separate account	92,966,365	85,631,992

Insurance company general account:
Massachusetts Mutual Life Insurance Company:
Fixed Income Fund (less holding account)	56,974,444	53,421,446

Pooled separate account:
Massachusetts Mutual Life Insurance Company:
Aggressive Growth Fund	13,835,963	11,177,531

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments (a subaccount within the nonpooled separate account) is as follows:

	October 30, 2004	October 25, 2003
Net assets:
Hormel Foods Corporation common stock	$30,505,029	$24,917,434
IBT Money Market Fund	384,390	298,763
Total nonparticipant-directed investments	$30,889,419	$25,216,197

	Year Ended
	October 30, 2004	October 25, 2003
Changes in net assets:
Contributions	$1,792,516	$1,416,813
Net appreciation (depreciation)	5,336,587	(855,300)
Benefits paid to participants	(1,454,415)	(759,881)
Administrative expenses	(1,466)	(197)
	$5,673,222	$(198,565)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated March 13, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Hormel Foods Corporation

Joint Earnings Profit Sharing Plan

EIN: 41-0319970

Plan: 030

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

October 30, 2004

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value	Cost	Current Value

Nonpooled separate account:
Hormel Stock Fund*	5,285,944 units	$55,754,849	$92,966,365

Insurance company general account:
Massachusetts Mutual Life Insurance Company:*
Fixed Income Fund	4,029,044 units		56,974,444

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:*
Aggressive Growth Fund	1,163,477 units		13,835,963
Conservative Growth Fund	279,371 units		3,491,750
Moderate Growth Fund	817,829 units		10,137,223
High Yield Fund	14,548 units		2,027,447
Sel Small Co Value	47,186 units		6,321,427
Sel Aggressive Growth Fund	66,204 units		3,619,918
Sel Indexed Equity Fund	8,558 units		2,501,938
Sel Large Cap Value Fund	24,055 units		3,541,556
Prm Core Bond Fund	754 units		1,026,198
Conservative Journey	5,414 units		683,848
Sel Fundamental Value	40,893 units		4,275,812
Total pooled separate accounts			51,463,080

Mutual funds:
Manager’s Special Equity Fund	459,295 units		4,899,574
American Funds Euro Pacific Fund	282,800 units		3,987,340
American Funds Growth R4 Fund	172,728 units		1,971,129
Total mutual funds			10,858,043

Self-directed brokerage assets			3,535,911
Total assets held for investment purposes at end of year		$55,754,849	$215,797,843

*Indicates a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

HORMEL FOODS CORPORATION JOINT EARNINGS PROFIT SHARING PLAN

Date: April 28, 2005	By	/s/ M. J. McCOY
M. J. McCOY
Executive Vice President
and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description

23	Consent of Independent Auditors